Shareholder Rebuttal to Digital Realty Trust, Inc.’s Opposition Statement

Regarding “Human Right to Water"

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Digital Realty Trust, Inc.

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

PROPOSAL NUMBER 5: Stockholder Proposal Regarding Human Right to Water

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, because the proponent does not hold in excess of the mandatory filing threshold of $5 million in shares of the company but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Resolved: Shareholders request the Board of Directors to create a comprehensive policy articulating our company’s respect for and commitment to the human right to water. In the board and management's discretion, this policy should align with international human rights standards and include strategies to minimize current and future water usage, particularly in high water stress regions, ensuring that operations do not negatively impact water of local communities.

Dear Digital Realty Trust, Inc. Shareholders:

NorthStar Asset Management asks you to vote “FOR” shareholder proposal number 5, requesting that Digital Realty Trust, Inc. (“Digital Realty,” or “DLR,” or the “Company”) create a policy articulating the company’s commitment to the human right to water, at the Digital Realty Annual Meeting of Stockholders on June 6, 2025.

Materiality of Water to DLR

The materiality of water to DLR’s business cannot be overstated. As one of the world’s largest data center providers with over 300 facilities, DLR relies heavily on water as an essential resource in its operations and growth strategy.

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Data centers are the 10th largest consumer of water in the US, consuming over 1 billion liters of water daily for cooling and energy generation -- equivalent to the daily needs of 3.3 million people. Due to the computational workload, training AI models is even more water intensive. Microsoft, for instance, used approximately 700,000 liters of water to train GPT-3 alone.

Data centers also face serious risks from water supply disruptions. In its 2024 annual report, DLR acknowledged that drought conditions in certain markets where it operates have already triggered usage restrictions, with the potential for higher water prices and stricter mandates in the future. From company disclosures the proponent infers that a substantial portion, possibly a majority, of water the company uses is from potable sources

Simply put, DLR faces not only the threat of drought, but also direct competition with municipalities, agriculture and other industries for limited supply. These factors pose a material business risk that could directly impact DLR’s bottom line and operational continuity.

Water Risk to DLR’s Operations

In its opposition statement, the Company asserts that less than 6% of their operating portfolio, measured by megawatts of IT capacity, is located in areas of extremely high water stress. But, the Company notes in its most recent ESG report that 39% of DLR’s annual water consumption is sourced from regions facing water stress.1 With such a significant amount of DLR’s water consumption in water stressed basins, the proponent believes DLR may be competing with local community capacity to meet their essential needs and maintain ecosystem health.

For example, the Company’s continued operation in the Dallas area, specifically with 13 data centers located above the Trinity Basin boundary, raises concerns about operational continuity given high water stress in the region. The Trinity Aquifer, which supplies water to over 61 counties across North Central Texas, is already under extreme strain and high to extremely high baseline water stress per WRI’s Aqueduct tool due to its low recharge rate of just 4-5% 2 and the significant declines in aquifer levels along the IH-35 corridor.3 By sourcing water from this stressed resource, the Company is contributing to the depletion of a critical water supply, potentially impacting local communities and other sectors reliant on the aquifer.

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1 https://www.digitalrealty.com/about/esg

2 https://www.twdb.texas.gov

3 https://www.twdb.texas.gov

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In the case of the Trinity Aquifer specifically, signs of aquifer distress are increasingly visible along with the resulting community water impacts. The Trinity Aquifer, which also supplies Jacob’s Well in Wimberley, stopped flowing for a period in 2023. This was the sixth such disruption -- a stark signal of the aquifer's deteriorating condition and inability to recharge.4 Without sufficient water risk mitigation efforts, DLR could experience operational disruptions, increased utility expenses and demand for new capital investments required to secure alternative water supplies or retrofit facilities for water efficiency. In their annual report, the company acknowledges potential business risks associated with drought conditions but fails to specify the risk to individual locations and datacenters. DLR’s facilities here to lack the necessary water for cooling or the local energy suppliers to lack the necessary cooling water, causing these facilities to shut down.

In its opposition statement, the Company maintains that not enough of its current data centers use water-based cooling to warrant concern. However, the proponent believes that the Company should be assessing water risk of current and planned data centers using water-based cooling in high water stress areas. Further, per the Company’s own communications, there will likely be an increase in the use of water-based cooling systems. For instance, in its acquisitions, DLR maintains the existing cooling systems which are typically water-based. In the proponent's discussions with the Company, the head of procurement acknowledged that dry air cooling may not be sufficient to meet future AI demand, indicating that the Company will likely need to rely more on water-based cooling solutions in the future.

Although the opposition statement asserts that the Company is confidently addressing these concerns, Additional disclosure as requested by the proposal is appropriate. The Company’s own 10K defines water stress as a business risk, noting, “Our global water strategy addresses the strategic role that water plays in our operations and regions where water quality and scarcity pose the greatest interruption risk to our business.” 5 [Emphasis added]

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4 https://www.kut.org/energy-environment/2023-06-14/low-water-levels-at-jacobs-wellcould-signal-trouble-ahead-for-a-growing-community

5 https://www.sec.gov/Archives/edgar/data/1297996/000155837022002195/dlr-20211231x10k.htm?utm_source=chatgpt.com

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Community Water Risk Can Threaten DLR’s Operations

DLR risks its social license to operate and other regulatory risks to the extent it is inadequately managing water resources. For instance, DLR operates in countries with constitutional provisions protecting the human right to water. Some of these countries have already taken legal action against companies that have not accounted for community water needs, including revoking their license to operate.6

Competitors in this sector have faced costly delays due to water usage. In Uruguay, Google faced public protests and legal challenges regarding plans for a data center that would consume 7.6 million liters of water daily -- equivalent to the daily needs of 55,000 people while the country endured its worst drought in decades. After 3 years of backlash, Google scaled back the project and switched to air-based cooling and was finally able to start construction, causing financial losses due to delays and a scaled back version of the initial data center. In Arizona, Meta faced significant public resistance over a planned data center in drought prone Mesa, where community members voiced concern about its water usage in a region dependent on shrinking Colorado water supplies.7 Similarly, in Minnesota the expansion of datacenters has prompted concerns regarding significant water and energy usage.8 The lack of transparency in water usage data, often protected by non-disclosure agreements, has led to calls for greater regulatory oversight over data centers’ water use. Community disputes can lead to significant project delays, legal challenges, and potential restrictions on water usage which has a financial cost to the effected company. As these examples demonstrate, failure to strategically manage community water risks can result insignificant financial risk.

Creating a policy that recognizes the human right to water will align the Company with the goal of the United Nations and enhance their water risk mitigation efforts. The UN-defined human right to water General Comment 15 states that “everyone to have access to sufficient, safe, acceptable, physically accessible, and affordable water for personal and domestic use”. As a transnational corporation, DLR is expected to adhere to international human rights norms, including the UN's recognition of safe drinking water as a fundamental human right. Currently, it is unclear how the Company ensures it is not negatively harming local water supplies.

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6 https://taiwannews.com.tw/news/5922149; https://nvdatabase.swarthmore.edu/content/indians-force-cocahttps://nvdatabase.swarthmore.edu/content/indians-force-coca-cola-bottling-facility-plachimada-shut-down-2001-2006cola-bottling-facility-plachimada-shut-down-2001-2006; https://www.theguardian.com/world/2020/mar/23/mexicobrewery-mexicali-constellation-brands

7 https://www.datacenterdynamics.com/en/news/huge-data-center-moves-forward-in-mesa-despite-arizonawater-concerns/

8 https://www.axios.com/local/twin-cities/2025/04/28/midwest-data-center-boom-ai-energy-water-demand?utm_source=chatgpt.com

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Adopting a formal human right to water policy including strategies to minimize current and future water usage, particularly in high water stress regions, will help DLR protect its business as the Company expands to meet AI demand. Such a policy would provide a framework to ensure operations do not compromise community water supply, align DLR with international human rights standards, and reduce operational, financial, and reputational risks ultimately protecting long-term shareholder value.

Shareholders, we urge you to vote “FOR” proxy item number 5, Stockholder Proposal Regarding Human Right to Water. Adopting a formal human right to water policy will help DLR manage physical and financial risk amid growing water stress, particularly with the expansion of AI. This policy will also help safeguard community water supplies, strengthen DLR’s social license to operate, and enhance company resilience, supporting and advancing shareholder value.

Vote YES on Shareholder Proposal No. 5.

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